Exhibit 99.1

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Financial Statements

December 31, 2018 and 2017

Gemino Healthcare Finance, LLC and Subsidiary

Table of Contents

December 31, 2018 and 2017

Independent Auditors’ Report

Board of Managers

Gemino Healthcare Finance, LLC

We have audited the accompanying consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gemino Healthcare Finance, LLC and Subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 14, 2019

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2018 and 2017

	2018	2017
Assets
Assets
Cash and cash equivalents	$8,983,921	$12,957,611
Loans receivable, net of allowance of $966,488 and $944,935, respectively	89,366,544	87,299,916
Accrued interest receivable	996,146	699,965
Intangible asset—trade name	2,800,000	2,800,000
Goodwill	5,663,531	5,663,531
Furniture and equipment, net	38,664	43,968
Deferred financing costs, net	724,624	1,024,468
Other assets	66,575	94,717

Total assets	$108,640,005	$110,584,176

Liabilities and Members’ Equity
Liabilities
Credit facility payable	$75,000,000	$75,000,000
Accounts payable and accrued expenses	1,579,134	1,824,185
Accrued dividend payable	529,848	592,837

Total liabilities	77,108,982	77,417,022

Members’ Equity
Units, $1,000 par value, issued and outstanding 35,301	32,854,432	34,359,388
Accumulated deficit	(1,323,409)	(1,192,234)

Total members’ equity	31,531,023	33,167,154

Total liabilities and members’ equity	$108,640,005	$110,584,176

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Operations

Years Ended December 31, 2018 and 2017

	2018	2017
Interest Income
Interest income on loans	$8,850,076	$8,194,577
Interest expense	(4,071,865)	(3,503,254)

Net interest income	4,778,211	4,691,323
(Provision) Credit for Loan Losses	(21,553)	56,144

Net interest income after provision/credit for loan losses	4,756,658	4,747,467
Other Income	2,691,843	3,194,400
General and Administrative Expenses	(3,819,359)	(4,370,777)

Net income	$3,629,142	$3,571,090

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Changes in Members’ Equity

Years Ended December 31, 2018 and 2017

Balance at December 31, 2016	$33,115,211
Additional capital contributions	440,902
Dividends declared	(3,960,049)
Net income	3,571,090

Balance at December 31, 2017	33,167,154
Return of capital contributions	(1,504,956)
Dividends declared	(3,760,317)
Net income	3,629,142

Balance at December 31, 2018	$31,531,023

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities
Net income	$3,629,142	$3,571,090
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,647	15,854
Amortization of deferred origination fees and costs	(434,647)	(690,255)
Amortization of deferred financing costs	299,844	299,844
Provision (credit) for loan losses	21,553	(56,144)
Changes in assets and liabilities:
(Increase) decrease in accrued interest receivable	(296,181)	36,130
Decrease (increase) in other assets	28,142	(6,327)
Increase in deferred origination fees and costs	300,416	732,000
(Decrease) increase in accounts payable and accrued expenses	(245,051)	72,908

Net cash provided by operating activities	3,322,865	3,975,100

Cash Flows from Investing Activities
(Increase) decrease in loans receivable, net	(1,953,950)	5,578,272
Purchase of furniture and equipment	(14,343)	(36,120)

Net cash (used in) provided by investing activities	(1,968,293)	5,542,152

Cash Flows from Financing Activities
Repayments of credit facility, net	—	(8,000,000)
Dividends paid	(3,823,306)	(3,948,582)
Return of contributed capital	(1,504,956)	—
Proceeds from contributed capital	—	398,902

Net cash used in financing activities	(5,328,262)	(11,549,680)

Net decrease in cash and cash equivalents	(3,973,690)	(2,032,428)
Cash and Cash Equivalents, Beginning	12,957,611	14,990,039

Cash and Cash Equivalents, Ending	$8,983,921	$12,957,611

Supplemental Disclosure of Cash Flow Information
Interest paid	$3,696,216	$3,170,797

Supplemental Disclosure of Non-Cash Financing Activities
Issuance of Units using long-term incentive plan accrual	$—	$42,000

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

1. Description of Business

Gemino Healthcare Finance, LLC (“Gemino”), a Delaware limited liability company formed in December 2006, is a commercial finance company that originates, underwrites and manages primarily secured, asset-based loans for small and mid-sized companies operating across the U.S. in the healthcare industry. Gemino’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, Gemino may provide senior term loan financing to qualified borrowers in addition to a revolving line of credit. Senior term loans are typically secured by accounts receivable and all other assets of the borrowers and a pledge of the stock of the borrowers.

Gemino Healthcare Funding, LLC (“Gemino Funding”) is a wholly-owned special purpose limited liability company that purchases and holds certain eligible loans and related property from Gemino.

On September 30, 2013, Solar Senior Capital Ltd. (“Solar”), a Maryland corporation, acquired a controlling interest in Gemino. The remaining interest is held by various employees of Gemino, through their investment in Gemino Management Investment, LLC.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Gemino and Gemino Funding (collectively, the “Company”). All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan loss represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with financial institutions and short-term, liquid investments in money market accounts with original maturities of three months or less.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for loan loss and any deferred fees or costs.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the accounts receivable pledged as collateral.

Revenue Recognition

Income on loans receivable is recognized using the simple interest method. Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees and costs are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan as an adjustment to interest income. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as unused balance and collateral monitoring fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is secured and/or in the process of collection. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new standard was effective for the Company on January 1, 2018. Adoption of ASU 2014-09 for 2018 using the modified retrospective method did not have a material impact on the Company’s consolidated financial statements.

While the guidance replaces most existing revenue recognition guidance in GAAP, ASU 2014-09 is not applicable to financial instruments and, therefore, does not impact most of the Company’s revenues, including interest income and other loan fees such unused balance and collateral monitoring fees. The Company has evaluated the nature of its contracts with customers and generally fully satisfies its performance obligations on its contracts as services are rendered and the transaction prices are typically fixed; they are charged either on a periodic basis or based on activity. The Company’s revenue recognition pattern for revenue streams within the scope of ASU 2014-09, including collateral examination fees and certain loan modification fees, did not change from prior practice and approximated $808,000 for the year ended December 31, 2018. The Company has determined that further disclosure of disaggregation of revenue into more categories was not necessary.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Loans are evaluated for impairment by the Company based on an ongoing analysis of each borrower’s repayment capacity, the value of the collateral support and the strength of any guarantees. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Allowance for Loan Loss

The allowance for loan loss represents the Company’s recognition of the assumed risks of extending credit. The allowance is maintained at a level considered adequate to provide for probable losses inherent in the loan portfolio. Management establishes a general portfolio reserve for unimpaired loans based on various factors including historical loss experience, the overall credit quality of the loan portfolio, economic trends and conditions, and the regulatory environment.

The overall credit quality of the Company’s borrowers is reflected in the individual and weighted average credit risk ratings of the loans in the portfolio. Credit risk ratings for each borrower are established based on a number of qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when the discounted cash flows, collateral value, or aggregate market price of the impaired loan is lower than the carrying value of that loan.

Loans are charged off when collection is questionable and when the Company can no longer justify maintaining the loan as an asset on the consolidated balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors. Recoveries of previous charge-offs are recorded when received.

Goodwill and Intangible Asset

Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill and intangible asset—trade name arose from the acquisition of the Company on September 30, 2013 (Note 1). Intangible asset—trade name has an indefinite life. The Company is required to assess its goodwill and indefinite-lived intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The Company assesses its indefinite-lived intangible asset – trade name for impairment by comparing the carrying value of the asset to its fair value, and assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The fair value of intangible asset—trade name is estimated using the relief from royalty method, which is an income approach based on the present value of royalties the Company would theoretically have to pay to license the trade name from a third party. The fair value of the Company is estimated using a weighted average amount of the present value of expected future cash flows and the adjusted market multiples of comparable companies. If the fair value is less than the carrying value, an impairment loss would be recorded. For the years ended December 31, 2018 and 2017, there were no impairments.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years.

Deferred Financing Costs

Deferred financing costs represents capitalized expenses incurred with debt financing transactions. These costs are being amortized on a straight-line basis over the life of the related credit facility agreement as an adjustment to interest expense.

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more-likely-than-not, based on the technical merits, that the tax position will not be realized or sustained upon examination by the appropriate taxing authority. Management determined there were no tax uncertainties that met the recognition threshold in 2018 and 2017.

The Company files both federal and state income tax returns. The Company remains subject to examination by taxing authorities for the years 2015 and after.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss model, which is referred to as the current expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loans receivable and held-to maturity debt securities. It also applies to off-balance sheet credit exposures including loan commitments, standby letters of credit, financial guarantees, and other similar instruments. For the assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. This new standard will be effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact this new standard will have on its consolidated financial statements.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for the Company’s annual and any interim goodwill impairment tests beginning in 2021, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. The Company does not expect implementation of this new standard to have a material impact on its consolidated financial statements.

3. Loans Receivable

The following table shows the composition of loans receivable, net as of December 31, 2018 and 2017:

	2018	2017
Revolving loans receivable	$88,437,141	$88,217,980
Term loans receivable	2,434,456	699,667

Total loans receivable	90,871,597	88,917,647
Less allowance for loan losses	(966,488)	(944,935)
Less deferred origination fees and costs, net	(538,565)	(672,796)

Loans receivable, net	$89,366,544	$87,299,916

4. Allowance for Loan Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for loan losses by loan class for the respective years ended December 31, 2018 and 2017:

	Beginning Balance	Charge- Offs	Recoveries	Provisions (Credits)	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
	Allowance for Loan Losses—December 31, 2018
Revolving loans	$937,938	$—	$—	$4,205	$942,143	$48,293	$893,850
Term loans	6,997	—	—	17,348	24,345	18,534	5,811

Total	$944,935	$—	$—	$21,553	$966,488	$66,827	$899,661

	Allowance for Loan Losses—December 31, 2017
Revolving loans	$924,671	$—	$—	$13,267	$937,938	$66,081	$871,857
Term loans	76,408	—	—	(69,411)	6,997	—	6,997

Total	$1,001,079	$—	$—	$(56,144)	$944,935	$66,081	$878,854

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The following table presents loans receivable individually and collectively evaluated for impairment by loan class at December 31, 2018 and 2017:

		Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
	Ending Balance
	Loans Receivables—December 31, 2018
Revolving loans	$88,437,141	$48,293	$88,388,848
Term loans	2,434,456	1,853,354	581,102

Total	$90,871,597	$1,901,647	$88,969,950

	Loans Receivables—December 31, 2017
Revolving loans	$88,217,980	$1,732,196	$86,485,784
Term loans	699,667	—	699,667

Total	$88,917,647	$1,732,196	$87,185,451

The following table summarizes the non-accrual loans by loan class at December 31, 2018.

	Recorded Investment	Unpaid Principal	Related Allowance
	Loans Receivables—December 31, 2018
Revolving loans	$48,293	$48,293	$48,293
Term loans	1,853,354	1,853,354	18,534

Total	$1,901,647	$1,901,647	$66,827

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2018 and 2017: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “watchlist” loans; an overall degree of risk exists with these loans that warrants management’s review each quarter.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2018
	Revolving Loans	Term Loans
Rated 4 or better	$87,808,090	$500,000
Rated 5	580,758	81,102
Rated 6	48,293	1,853,354

Total	$88,437,141	$2,434,456

	December 31, 2017
Rated 4 or better	$85,984,629	$226,667
Rated 5	501,155	473,000
Rated 6	1,732,196	—

Total	$88,217,980	$699,667

5. Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2018 and 2017:

	2018	2017
Computer software and equipment	$72,678	$60,159
Furniture and fixtures	41,032	40,384
Leasehold improvement	21,551	20,375

Total	135,261	120,918
Less accumulated depreciation	(96,597)	(76,950)

Furniture and equipment, net	$38,664	$43,968

Depreciation expense was $19,647 and $15,854 for the years ended December 31, 2018 and 2017, respectively.

6. Debt

On May 27, 2016, the Company entered into a four-year, non-recourse $125,000,000 secured revolving credit facility, which is expandable to $200,000,000 under its accordion feature and has a maturity date of May 27, 2020. Under the terms of the credit facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, including financial and reporting requirements and other customary requirements for similar credit facilities. The credit facility also includes usual and customary events of default for credit facilities of this nature.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Amounts available to borrow under the credit facility are also subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio that are pledged as collateral. As of December 31, 2018 and 2017, there were principal borrowings of $75,000,000 and $75,000,000 outstanding, respectively, under the credit facility. As of December 31, 2018 and 2017, there were approximately $107,792,000 and $103,915,000 of eligible loans and related security pledged as collateral under the credit facility, respectively.

Interest on the credit facility accrues at a variable rate per annum of one-month LIBOR plus 2.60% (5.10% and 4.16% at December 31, 2018 and 2017, respectively), payable monthly. The Company also pays customary loan fees for the credit facility.

7. Commitments and Concentrations

At December 31, 2018 and 2017, the Company has committed facilities to its borrowers totaling approximately $174,083,000 and $176,332,000, respectively, of which approximately $83,211,000 and $87,414,000, respectively, was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the unused committed facility amount at December 31, 2018 and 2017, borrowers could borrow up to approximately $21,824,000 and $17,842,000, respectively.

At December 31, 2018, the Company had three loans approximating 16%, 12% and 11% of the total loans receivable and at December 31, 2017, the Company had one loan approximating 15% of the total loans receivable, respectively.

8. Lease Commitments

The Company leases its headquarters, regional sales offices and equipment under non-cancelable operating leases, which expire at various dates through 2020. As of December 31, 2018, future lease payments under non-cancelable operating leases, are as follows:

Years ending December 31:
2019	$149,956
2020	14,080

Total	$164,036

Total rent expense for all leases amounted to approximately $156,000 and $158,000 for the years ended December 31, 2018 and 2017, respectively.

9. 401(k) Savings Plan

The Company has a savings incentive plan covering substantially all employees of the Company. The Company’s contribution for the years ended December 31, 2018 and 2017 was approximately $136,000 and $152,000, respectively.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

10. Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP Plan”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria.

11. Fair Value Disclosure

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Assets and liabilities measured at fair value on a recurring basis are summarized in the table below at December 31, 2018 and 2017.

	2018
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$8,983,921	$8,983,921
Loan receivables, net (Level 2)	87,552,267	88,070,289
Accrued interest receivable (Level 1)	996,146	996,146
Financial liabilities:
Credit facility payable (Level 2)	75,000,000	75,000,000
Accrued interest payable (Level 1)	352,063	352,063

	2017
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$12,957,611	$12,957,611
Loan receivables, net (Level 2)	87,299,916	87,972,712
Accrued interest receivable (Level 1)	699,965	699,965
Financial liabilities:
Credit facility payable (Level 2)	75,000,000	75,000,000
Accrued interest payable (Level 1)	276,258	276,258

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Assets measured at fair value on a non-recurring basis are summarized in the table below at December 31, 2018. There were no assets measured at fair value on a non-recurring basis at December 31, 2017. There were no liabilities measured at fair value on a non-recurring basis at December 31, 2018 and 2017.

	2018
	Carrying Value	Fair Value
Non-accrual loans (Level 3):
Term loans	$1,814,277	$1,390,015

12. Related Party Transaction

An employee of an affiliated entity provides marketing and sales services to the Company for which the Company reimburses the affiliated entity. For the years ended December 31, 2018 and 2017, the Company has expensed approximately $128,000 and $-0-, respectively, for these services.

13. Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 14, 2019, which was the date the consolidated financial statements were available to be issued.